Exhibit 99.1

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

GIVEN IMAGING ANNOUNCES RESULTS OF
SPECIAL SHAREHOLDERS’ MEETING

Yoqneam, Israel, January 23, 2014 - Given Imaging Ltd. (NASDAQ:GIVN) announced that at a special shareholders’ meeting held today in Yoqneam, Israel, the shareholders of the Company approved the Merger Proposal described in the Proxy Statement dated December 24, 2013, including the merger between the Company and a subsidiary of Covidien Group S.a.r.l., a Luxembourg company and an indirect, wholly-owned subsidiary of Covidien plc, as a result of which the Company will become a wholly-owned subsidiary of Covidien.

A total of 25,534,425 shares, or approximately 77.4%, of the total number of shares entitled to vote at the meeting were present in person or by proxy.

The Merger Proposal was approved by holders of 99.8% of the shares voting on the Merger Proposal, which majority included 99.7% of the total votes cast by shareholders who are not controlling shareholders of the Company and do not have a personal interest in the Merger Proposal, excluding abstentions, as required by Israeli law.

The Company has also reported that all of the antitrust approvals and clearances required for the merger have been obtained.

The merger is now anticipated to close by the end of February 2014.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan® high resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z monitoring, and SmartPill® motility monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging’s headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction with Covidien and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about Given Imaging’s business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) Given Imaging may not be able to satisfy all the conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) Given Imaging’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction related matters; (4) the outcome of any legal proceedings related to the proposed transaction; (5) Given Imaging may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (7) the ability to recognize benefits of the proposed transaction; (8) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction;(9) impact of the transaction on relationships with customers, distributors and suppliers and (10) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Factors that may affect the future events, results, performance, circumstances or achievements of Given Imaging also include, but are not limited to, the following: (1) Given Imaging’s ability to develop and bring to market new products, (2) Given Imaging’s ability to successfully complete any necessary or required clinical studies with its products, (3) Given Imaging’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (4) Given Imaging’s success in implementing its sales, marketing and manufacturing plans, (5) the level of adoption of Given Imaging’s products by medical practitioners, (6) the emergence of other products that may make Given Imaging’s products obsolete, (7) lack of an appropriate bowel preparation materials to be used with Given Imaging’s PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) Given Imaging’s ability to obtain reimbursement for its product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) Given Imaging’s ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to Given Imaging’s products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require Given Imaging to recall products and impact its sales and net income, and (19) other risks and factors disclosed in Given Imaging’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in Given Imaging’s Annual Report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, Given Imaging undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.